RetinalGenix Technologies Inc.

1450 North McDowell Boulevard, Suite 150

Petaluma, CA 94954

(415) 578-9583

January 27, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris Edwards
Celeste Murphy

Re:	RetinalGenix Technologies Inc.
Registration Statement on Form S-1
File No. 333-262282

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), RetinalGenix Technologies Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Monday January 31, 2022, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (202) 747-2651 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

RETINALGENIX TECHNOLOGIES INC.

By:	/s/ Jerry Katzman
Name:	Jerry Katzman
Title:	Chief Executive Officer